SECURITIE SSION

09058263

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response..........12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- [redacted] 31294

FACING PAGE

Information Required or Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

Ameritas Investment Corp.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5900 O Street
(No. and Street)

Lincoln	Nebraska	68510-2234
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven M. Oss — (402) 325-4018
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1248 O Street, Suite 716	Lincoln	Nebraska	68508
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven M. Oss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Ameritas Investment Corp. as of December 31, 2008 and 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Assistant Vice President, Controller
Title

Notary Public

GENERAL NOTARY-State of Nebraska
SUSAN K. TOWNS
My Comm. Exp. June 24, 2012

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ Notes to Financial Statements
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERITAS INVESTMENT CORP.

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS
ENDED DECEMBER 31, 2008 AND 2007
AND INDEPENDENT AUDITORS' REPORT

Deloitte.

Deloitte & Touche LLP
Wells Fargo Center
1248 O Street, Suite 716
Lincoln, NE 68508-1424
USA

Tel: +1 402 474 1776
Fax: +1 402 474 0365
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Ameritas Investment Corp.
Lincoln, Nebraska

We have audited the accompanying statements of financial condition of Ameritas Investment Corp. (the "Company") as of December 31, 2008 and 2007, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Ameritas Investment Corp. at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g, h, and i, listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Lincoln, Nebraska
February 26, 2009

AMERITAS INVESTMENT CORP.
STATEMENTS OF FINANCIAL CONDITION

	December 31	
	2008	2007
ASSETS		
Cash and cash equivalents	$ 12,210,470	$ 12,497,557
Cash segregated under federal and other regulations	26,650	8,133
Clearing account deposit with broker dealer	255,000	255,000
Receivables:		
Affiliates	148,170	362,809
Commissions	1,313,019	1,725,755
Securities sold	110,000	1,234,551
Other	267,312	140,064
Securities owned:		
Marketable, at fair value	1,099,993	1,419,581
Municipal warrants, at estimated fair value	502,930	1,140,332
Current income taxes	989,689	303,971
Other assets	200,957	277,668
Deferred income taxes	1,269,168	694,909
Software, net of accumulated amortization of $862,992 and $801,002	103,647	91,081
Total Assets	$ 18,497,005	$ 20,151,411
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Accounts payable:		
Affiliates	$ 379,315	$ 1,075,140
Commissions	2,843,023	3,112,043
Other	874,528	1,100,673
Accrued salary and salary related expenses	2,697,746	2,343,058
Securities sold, not yet purchased, at market value	26,378	302,935
Total Liabilities	6,820,990	7,933,849
COMMITMENTS AND CONTINGENCIES (Note 8 & 10)		
STOCKHOLDERS' EQUITY:		
Common stock, par value $.10 per share; authorized 500,000 shares, issued and outstanding 225,117 shares	22,512	22,512
Additional paid-in capital	5,114,819	5,114,819
Retained earnings	6,538,684	7,080,231
Total Stockholders' Equity	11,676,015	12,217,562
Total Liabilities and Stockholders' Equity	$ 18,497,005	$ 20,151,411

The accompanying notes are an integral part of these financial statements.

AMERITAS INVESTMENT CORP.
STATEMENTS OF OPERATIONS

	Years Ended December 31	
	2008	**2007**
INCOME:		
Commissions-affiliates	$ 30,546,541	$ 30,932,159
Commissions	58,930,546	65,481,417
Underwriting income	4,524,442	5,008,589
Advisory fees	17,631,475	17,115,561
Service fees-affiliates	278,235	259,860
Investment income	56,756	670,548
Other income	1,659,472	1,693,191
	113,627,467	121,161,325
EXPENSES:		
Commissions-affiliates	29,618,769	30,023,929
Commissions	62,824,832	67,037,333
Clearing fees	2,386,366	2,014,261
Salary and salary related	10,855,213	10,565,084
Communications	511,193	484,928
Occupancy and equipment rental	1,166,263	1,130,665
Service fees-affiliates	1,743,668	1,602,823
Distribution allowance-affiliates	-	506,163
Training and registration	484,883	516,025
Travel and promotion	1,695,628	1,209,078
Other expenses	3,165,926	3,946,868
	114,452,741	119,037,157
Income (loss) before income taxes	(825,274)	2,124,168
Income taxes - current	290,532	1,060,880
Income taxes - deferred	(574,259)	(245,614)
Total income tax expense (benefit)	(283,727)	815,266
Net income (loss)	$ (541,547)	$ 1,308,902

The accompanying notes are an integral part of these financial statements.

AMERITAS INVESTMENT CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
BALANCE, January 1, 2007	225,117	$ 22,512	$ 5,114,819	$ 5,771,329	$ 10,908,660
Net income	-	-	-	1,308,902	1,308,902
BALANCE, December 31, 2007	225,117	$ 22,512	$ 5,114,819	$ 7,080,231	$ 12,217,562
Net loss	-	-	-	(541,547)	(541,547)
BALANCE, December 31, 2008	225,117	$ 22,512	$ 5,114,819	$ 6,538,684	$ 11,676,015

The accompanying notes are an integral part of these financial statements.

AMERITAS INVESTMENT CORP.
STATEMENTS OF CASH FLOWS

	Years Ended December 31	
OPERATING ACTIVITIES:	**2008**	**2007**
Net income (loss)	$ (541,547)	$ 1,308,902
Adjustments to reconcile net income (loss) to net cash flows from operating activities:		
Amortization	61,990	50,096
Deferred income taxes	(574,259)	(245,614)
Change in assets and liabilities:		
Cash segregated under federal and other regulations	(18,517)	6,381
Receivables	1,624,678	(145,270)
Securities owned, net	680,433	(996,091)
Current income taxes	(685,718)	288,826
Other assets	76,711	(29,692)
Accounts payable	(1,190,990)	807,591
Accrued salary and salary related expenses	354,688	511,318
Net cash provided by (used in) operating activities	(212,531)	1,556,447
INVESTING ACTIVITIES:		
Purchase of software	(74,556)	(34,960)
Net cash used in investing activities	(74,556)	(34,960)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(287,087)	1,521,487
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	12,497,557	10,976,070
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 12,210,470	$ 12,497,557
Supplemental cash flow information:		
Cash paid for income taxes	$ 976,250	$ 772,055

The accompanying notes are an integral part of these financial statements.

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Ameritas Investment Corp. (the Company) is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is also registered as an investment advisor under the Investment Advisors Act of 1940.

The Company operates as a registered broker dealer on a fully-disclosed basis under agreements with Pershing, LLC, National Financial Services LLC, and RBC Dain Rauscher, Inc. The Company also provides investment advisory services to individuals and businesses. The Company may also act as a solicitor for other registered investment advisors who provide portfolio management services. The Company engages in underwriting municipal bonds and warrants and generates commission income and advisory income from distributing products for affiliates.

The Company is a majority owned subsidiary of Ameritas Life Insurance Corp. (ALIC) and minority owned by Centralife Annuities Service, Inc., a wholly-owned subsidiary of Aviva USA. ALIC is a wholly owned subsidiary of Ameritas Holding Company (AHC) which is a wholly owned subsidiary of UNIFI Mutual Holding Company (UNIFI).

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

The Company considers all highly liquid debt securities with a remaining maturity of less than three months when purchased to be cash equivalents.

SECURITIES OWNED

Marketable securities are carried at fair value determined using an independent pricing source and municipal warrants are valued at estimated fair value as determined by management. Changes in value are included as investment income in the statements of operations.

SOFTWARE

Software is carried at cost less accumulated amortization. The Company provides for amortization using a straight-line basis over 3 years.

SECURITIES TRANSACTIONS

All transactions with and for customers are made on a fully disclosed basis with a clearing broker dealer or registered investment company which carries the accounts of such customers. Purchases and sales of securities and related commission revenue and expenses are recorded on a trade date basis.

UNDERWRITING INCOME

Underwriting income arises from security offerings in which the Company acts as an underwriter or agent. Underwriting fees are recognized as income at the time the underwriting is completed and the income is reasonably determinable.

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (continued)

ADVISORY FEES
Investment advisory fees for portfolio monitoring and asset allocation services and distribution fees on outside mutual funds and affiliated mutual funds of the Company are recognized as earned, with earned but unpaid amounts reflected as accounts receivable and amounts received but not earned reflected as accounts payable in the statements of financial condition.

SERVICE FEES
Service fees are recognized as earned.

INCOME TAXES
The Company joins in the filing of a life/non-life consolidated federal income tax return with UNIFI. Consolidated tax results are distributed as if filed on a separate return basis. Deferred income taxes are recognized for the differences in the tax basis of assets and liabilities and their financial reporting amounts based on the current enacted tax rates.

ACCOUNTING PRONOUNCEMENTS
FASB INTERPRETATION NO. 48, *ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES – AN INTERPREPATION OF FASB STATEMENT NO. 109* (FIN 48)
In June 2006, the Financial Accounting Standards Board (FASB) issued FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides open guidance on the recognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. Previously recorded income tax benefits that no longer meet this standard are required to be charged to earnings in the period that such determination is made. The Company adopted FIN 48 on January 1, 2007 and determined there was no material impact on the Company's 2007 financial statements.

STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 157, *FAIR VALUE MEASUREMENTS* (SFAS 157)
In September 2006, the FASB issued SFAS 157. The provisions of SFAS 157 are described in Note 9. In February 2008, the FASB issued FASB Staff Position FAS 157-2, *Effective Date of FASB Statement No. 157* (FSP FAS 157-2) which permits the deferral of the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for all non-financial assets and liabilities except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. Consistent with the provisions of FSP FAS 157-2, the Company adopted the provisions of SFAS 157 but deferred the adoption of SFAS 157 for non-financial assets and liabilities measured at fair value on a non-recurring basis until January 1, 2009. In October 2008, the FASB issued FASB Staff Position FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active* (FSP FAS 157-3), which clarifies the application of SFAS 157 in a market that is not active. The Company adopted the provisions of FSP FAS 157-3 as of December 31, 2008. The adoption of SFAS 157 and FSP FAS 157-3 did not have an impact on the Company's financial position or results of operations but did require additional disclosure (see Note 9).

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (continued)

ACCOUNTING PRONOUNCEMENTS, (continued)

STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 159, *FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES* (SFAS 159)

In February 2007, the FASB issued SFAS 159. SFAS 159 permits all entities the option to measure most financial instruments and certain other items at fair value at specified election dates and to report related unrealized gains and losses in earnings. The fair value option will generally be applied on an instrument-by-instrument basis and is generally an irrevocable election. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company did not elect the fair value option for any existing financial assets or liabilities as of January 1, 2008. Consequently, the initial adoption of SFAS 159 had no impact on the Company's results of operations.

2. CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash has been segregated in a special reserve bank account for the benefit of customers under the exemptive provisions of Rule 15c3-3 of the Securities and Exchange Commission.

3. SECURITIES OWNED & SECURITIES SOLD, NOT YET PURCHASED

Securities owned consist of the following:

	Marketable, at fair value December 31		*Municipal warrants, at estimated fair value December 31*	
	2008	2007	2008	2007
Municipal bonds	$ -	$ 614,276	$ -	$ -
Equity securities	1,099,993	805,305	-	-
Municipal warrants	-	-	502,930	1,140,332
Total securities owned	$ 1,099,993	$ 1,419,581	$ 502,930	$ 1,140,332

Securities sold, not yet purchased consist of the following:

	Marketable, at fair value December 31	
	2008	2007
Municipal bonds	$ 25,095	$ 200,263
Equity securities	1,283	102,672
Total securities owned	$ 26,378	$ 302,935

4. RELATED PARTY TRANSACTIONS

The Company acts as a distributor of variable life insurance and variable annuity policies for ALIC, The Union Central Life Insurance Company (UCL) and First Ameritas Life Insurance Corp. of New York (FALIC) which are all affiliates. The Company also acted as a distributor of variable life insurance and variable annuity policies for Ameritas Variable Life Insurance Company (AVLIC), another affiliate, until May 1, 2007 when AVLIC was merged into ALIC. The Company also acts as a distributor of group annuity policies for ALIC.

The Company is the underwriter for variable life insurance and variable annuity policies issued by ALIC, FALIC and UCL for which the Company collects a fee. The Company was also the underwriter for variable life insurance and variable annuity policies issued by AVLIC until May 1, 2007.

The Company and its affiliates provide various administrative services to each other through administrative service agreements. These services include, but are not limited to, product distribution, marketing, legal and accounting, customer servicing, transaction processing, and other administrative services. Fees earned by the Company for services provided to its affiliates are included in income in the statements of operations as service fees-affiliates. Fees incurred by the Company for services provided by its affiliates are included in expenses in the statements of operations as both distribution allowance-affiliates and service fees-affiliates.

Acacia Life Insurance Company, an affiliate, leases office space on behalf of the Company and certain affiliates. The Company was allocated approximately $197,000 and $243,000 for the years ended December 31, 2008 and 2007, respectively, for its share of the lease costs.

During 2007, the Company utilized the services of certain associates who are employed by UCL. In exchange for these services, the Company reimbursed UCL for the employment costs of these associates. The Company incurred approximately $1,245,000 of expense for the services of these associates during 2007 and had a liability of approximately $110,000 at December 31, 2007. The expenses are included in salary and salary related expenses and the liability is included in accrued salary and salary related expenses. During 2008, these associates became employees of the Company.

Transactions with related parties are not necessarily indicative of revenues and expenses which would have occurred had the parties not been related.

5. NET CAPITAL

The Company, as a registered broker dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (net capital ratio), not exceed 15 to 1 (minimum capital of at least 6 2/3% of aggregate indebtedness). At December 31, 2008, the Company had net capital of $7,948,784 which was $7,495,810 in excess of required capital of $452,974 and its net capital ratio was .855 to 1.

6. BENEFIT PLANS

The Company participates in a non-contributory defined benefit plan (the Plan or Pension Plan) sponsored by AHC. Pension costs include current service costs, which are accrued and funded on a current basis, and prior service costs, which are amortized over the average remaining service life of all employees on the adoption date. The assets and liabilities of this Plan are held by AHC. Total Company contributions for the years ended December 31, 2008 and 2007 were $47,368 and $13,698, respectively. For 2008 and 2007, the Plan had no minimum required contribution.

The Company's employees and agents participate in a defined contribution plan that covers substantially all full-time employees and agents of AHC and its subsidiaries. Company matching contributions under the defined contribution plan range from 0.5% to 3.0%. In addition, for eligible employees who are not Pension Plan participants, the Company makes a contribution of 6.0% of the participant's compensation for those hired before January 1, 2006 and 5.0% of the participant's compensation for those hired after January 1, 2006. Contributions by the Company to the defined contribution plans were $822,314 and $721,148 in 2008 and 2007, respectively, and are recorded in salary and salary related expenses.

The Company is also included in the post-retirement benefit plan providing group medical coverage to retired employees of ALIC and its subsidiaries. For employees eligible to retire on or before January 1, 2000, these benefits are a specified percentage of premium until age 65 and a flat dollar amount thereafter. For employees eligible for retirement after January 1, 2000, benefits will be provided up to the date when the employee becomes eligible for Medicare. Employees become eligible for these benefits upon the attainment of age 55, 15 years of service and participation in the plan for the immediately preceding 5 years. Benefit costs include the expected cost of post retirement benefits for newly eligible employees, interest cost, and gains and losses arising from differences between actuarial assumptions and actual experience. The assets and liabilities of this plan are not segregated. Total Company contributions were $28,100 and $16,000 for the years ended December 31, 2008 and 2007, respectively.

Expenses for the defined benefit plan and post retirement group medical plan are allocated to the Company based on the number of employees in ALIC and its subsidiaries.

7. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 2008 and 2007, the Company's deferred tax asset relates primarily to certain benefit programs and accrued expenses of the Company. Gross deferred tax assets were $1,270,490 and $696,189 as of December 31, 2008 and 2007, respectively. Gross deferred tax liabilities were $1,322 and $1,280 as of December 31, 2008 and 2007, respectively.

The difference between the U.S. federal income tax rate and the consolidated tax provision rate is summarized as follows:

	Years Ended December 31			
	2008		*2007*	
Federal statutory tax rate	(35.00)	%	35.00	%
State income taxes	(5.29)		3.66	
Tax exempt interest	(7.34)		(3.17)	
Nondeductible expenses	12.23		4.58	
Other	1.02		(1.69)	
Effective tax rate	(34.38)	%	38.38	%

8. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments existing at December 31, 2008 were subsequently settled and had no material effect on the financial statements as of that date.

The Company is involved in various legal and regulatory matters from time to time. Management is of the opinion that none of these actions will result in losses material to the financial position, results of operations, net cash flows, or net capital of the Company.

The Company has provided guarantees to its clearing brokers. Under the agreements, the Company has agreed to indemnify the clearing brokers for customers introduced by the Company that are unable to satisfy the terms of their contracts. At December 31, 2008 and 2007, unsecured amounts in accounts introduced by the Company amounted to $138,984 and $52,000, respectively. Management believes the potential for the Company to be required to make payments under these agreements is remote. Accordingly, no amounts are recorded on the statements of financial condition for these contingent liabilities. However, the Company has deducted these amounts from its net capital in accordance with Rule 15c3-1.

9. FAIR VALUE MEASUREMENTS

As described in Note 1 above, the Company adopted SFAS 157 effective January 1, 2008. SFAS 157 requires that financial assets and liabilities carried at fair value in the financial statements be included in a fair value hierarchy for disclosure purposes. SFAS 157 defines fair value as "the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date."

In determining fair value, the Company utilizes market data, cash flow, and other data as available. The degree of judgment used in measuring fair value of financial instruments generally correlates with the level of pricing observability. That is, financial instruments with quoted prices in active markets have more pricing observability and therefore less judgment is used in measuring fair value. Conversely, financial instruments traded in other than active markets or that do not have quoted prices have less observability and are measured at fair value using the valuation models or other pricing techniques that require more judgment. The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable techniques.

Valuations are generally obtained from third party pricing services for identical or comparable assets or liabilities, or through the use of valuation methodologies using market inputs. Prices from pricing services are validated through comparison to internal pricing information and economic indicators as well as back testing to trade data or other data to confirm that the pricing service's significant inputs are observable. Under certain conditions, the Company may conclude the prices received from independent third party pricing services or brokers are not reasonable or reflective of market activity. In those instances, the Company may choose to override the third party pricing information or quotes received and apply internally developed values to the related assets or liabilities.

9. FAIR VALUE MEASUREMENTS, (continued)

In accordance with SFAS 157, the Company categorizes its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level disclosed is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety. In summary, the hierarchy prioritizes inputs to valuation techniques into three levels:

- Level 1 - Quoted prices in active markets for identical assets/liabilities. The Company's Level 1 assets include: money market funds, equity securities and retail and institutional mutual funds.
- Level 2 – Includes prices based on other observable inputs, including quoted prices for similar assets/liabilities. The Company does not own any Level 2 assets.
- Level 3 – Includes unobservable inputs and may include the entities own assumptions about market participant assumptions. The Company's Level 3 assets include municipal warrants.

The following table summarizes assets and liabilities measured at fair value on a recurring basis by the SFAS hierarchy levels described above as of December 31, 2008:

	Level 1	*Level 2*	*Level 3*	*Total*
Assets				
Cash and cash equivalents	$5,117,800	$ -	$ -	$ 5,117,800
Securities owned:				
Marketable, at market value	1,099,993	-	-	1,099,993
Municipal warrants, at estimated fair value	-	-	502,930	502,930
Total assets accounted for at fair market value	$6,217,793	$ -	$ 502,930	$ 6,720,723
Liabilities				
Securities sold, not yet purchased, at market value	$ 26,378	$ -	$ -	$ -

The valuation techniques used to measure the fair values by type of investment in the above table follow:

1. Cash equivalents – Money market funds are classified as Level 1 as the fair values are based on quoted prices in active markets for identical securities.
2. Securities owned: Marketable – Classified as Level 1 as the fair values are based on quoted prices in active markets for identical securities.
3. Securities owned: Municipal warrants – Categorized as Level 3 as internal valuations are required to value the Company's municipal warrants investments and significant inputs are unobservable.
4. Securities sold, not yet purchased – Categorized as Level 1 as the fair values are based on quoted prices in active markets for identical securities.

9. FAIR VALUE MEASUREMENTS, (continued)

The following table summarizes changes to our financial instruments carried at fair value for the year 2008 for which the Company used significant unobservable inputs (Level 3) to determine fair value measurements:

	Municipal Warrants
Fair value at January 1, 2008	$ 1,140,332
Total gains or (losses) (realized/unrealized):	
Included in investment income	143,842
Purchases, sales, issuances, and settlements	(781,244)
Transfers in and/or out of Level 3	-
Fair value at December 31, 2008	$ 502,930

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

As a broker dealer, the Company is engaged in various trading and brokerage activities serving a diverse group of corporate, institutional and individual investors. A significant portion of the Company's transactions are on a principal basis, which are subject to the risk of counterparty nonperformance. The Company's exposure to credit risk associated with the contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the counterparties' ability to satisfy their obligations to the Company. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statements of financial condition for these transactions.

The Company believes it has effective procedures for evaluating and limiting the credit and market risks to which it is subject.

SCHEDULE G

AMERITAS INVESTMENT CORP.
SUPPLEMENTAL SCHEDULE
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2008

Total stockholders' equity	$ 11,676,015
Deductions and/or charges	
Nonallowable assets	
Receivables from brokers or dealers	95,125
Receivables from affiliates	148,170
Securities not readily marketable	274,495
Software	103,647
Other assets	2,669,801
Other deductions and/or charges	158,114
Haircuts on securities	277,879
Net capital	7,948,784
Net capital requirement (greater of $250,000 or 6-2/3% of aggregate indebtedness)	452,974
Excess net capital	$ 7,495,810
Aggregate indebtedness	$ 6,794,612
Ratio of aggregate indebtedness to net capital	.855 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2008 filed by Ameritas Investment Corp. with FINRA on January 27, 2009.

SCHEDULE H

AMERITAS INVESTMENT CORP.
SUPPLEMENTAL SCHEDULE
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2008

The Company operates on a "fully-disclosed basis" under agreements with unaffiliated clearing brokers. Accordingly, the Company is exempt from provisions of Securities and Exchange Commission Rule 15c3-3 under paragraphs (k)(2)(i) and (k)(2)(ii) of the Rule.

SCHEDULE I

AMERITAS INVESTMENT CORP.
SUPPLEMENTAL SCHEDULE
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS FOR BROKERS AND DEALERS
UNDER RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2008

The Company operates on a "fully-disclosed basis" under agreements with unaffiliated clearing brokers. Accordingly, the Company is exempt from provisions of Securities and Exchange Commission Rule 15c3-3 under paragraphs (k)(2)(i) and (k)(2)(ii) of the Rule.

Deloitte.

Deloitte & Touche LLP
Wells Fargo Center
1248 O Street, Suite 716
Lincoln, NE 68508-1424
USA

Tel: +1 402 474 1776
Fax: +1 402 474 0365
www.deloitte.com

February 26, 2009

To the Board of Directors
Ameritas Investment Corp.
Lincoln, Nebraska

In planning and performing our audit of the financial statements of Ameritas Investment Corp. (the "Company") as of and for the year ended December 31, 2008 (on which we issued our report dated February 26, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding of securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP